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                                                                    Exhibit 99.1

[LOGO OF AEGON APPEARS HERE]
                                                                          625983
                                                                   PRESS RELEASE

AEGON SIGNED AN AGREEMENT TO TRANSFER ITS PHILIPPINE
ACTIVITIES TO PARAMOUNT LIFE & GENERAL


The AEGON Group has reached an agreement with Paramount Life & General Insurance Corporation in the Philippines for the transfer of AEGON's activities in the Philippines with immediate effect.

The agreement includes the transfer of the existing book of business.

The decision was taken in line with AEGON's strategy to focus on markets where it has a leading position with sufficient scale or has good opportunities for growth to a leading position and sufficient scale.

Approval of the relevant regulatory authorities has been received for this transaction.

The Hague, 2 December 2002

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Inquiries:
AEGON N.V.
Group Communications                                 Investor Relations
Phone : +31 70 344 83 44                             NL +31 70 344 83 05
                                                     USA +1 410 576 45 77
Web site: www.aegon.com
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